FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Result of the Tender Offer	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following
OTHER RELEVANT INFORMATION
Further to the communication made on 15 November 2021, Telefónica Europe B.V. (the "Issuer") announces the final results of the invitations to holders of its outstanding (i) EUR 1,000,000,000 Undated 5.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "March 2023 Notes"), (ii) the outstanding EUR 1,250,000,000 Undated 5.7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "September 2023 Notes" and together with the March 2023 Notes, the "Priority 1 Notes"), and (iii) the outstanding EUR 1,000,000,000 Undated 10 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "March 2024 Notes" or the "Priority 2 Notes" and together with the Priority 1 Notes the "Notes") irrevocably guaranteed by Telefónica, S.A. (the "Guarantor"), to tender such Notes for purchase by the Issuer for cash up to the Maximum Acceptance Amount (each such invitation, an "Offer" and together the "Offers").
The Offers were made on the terms and subject to the conditions contained in the tender offer memorandum dated 15 November 2021 (the "Tender Offer Memorandum") and are subject to the offer restrictions more fully described in the Tender Offer Memorandum. Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.
On 16 November 2021, the Issuer announced that the indicative Maximum Acceptance Amount in relation to the Offers is EUR 750,000,000.
The Issuer has confirmed today that (subject to satisfaction or waiver of the New Financing Condition) it will accept a Maximum Acceptance Amount of EUR 750,000,000 in principal amount of validly tendered Priority 1 Notes (with a pro-ration factor applying) and none of the Priority 2 Notes.
The final results of the Offers are as follow:

Description of Notes	ISIN	First Call Date	Aggregate Principal Amount Outstanding	Benchmark Rate	Repurchase Yield	Purchase Price*	Aggregate Principal Amount Tendered	Pro-ration factor (if any)	Series Acceptance Amount
EUR 1,000,000,000 Undated 5.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "March 2023 Notes") Current Coupon: 2.625%	XS1731823255	7 March 2023	EUR 1,000,000,000 (100% of the original nominal)	-0.452%	0.548%	EUR 102,640	EUR 708,000,000	47.20%	EUR 323,600,000
EUR 1,000,000,000 Undated 5.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "March 2023 Notes") Current Coupon: 2.625%	XS1795406575	4 September 2023	EUR 1,250,000,000 (100% of the original nominal)	-0.379%	0.821%	EUR 103,827	EUR 1,060,100,000	41.00%	EUR 426,400,000
EUR 1,000,000,000 Undated 10 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "March 2024 Notes") Current Coupon: 5.875%	XS1050461034	31 March 2024	EUR 1,000,000,000 (100% of the original nominal)	N/A	N/A	N/A	EUR 540,900,000	N/A	EUR 0
* Shown per EUR 100,000 in principal amount of the relevant Notes.

The Offers remain subject to the conditions and restrictions set out in the Tender Offer Memorandum.
Whether the Issuer will purchase any Notes validly tendered in the Offers is subject, without limitation, to the satisfaction of the New Financing Condition. Subject to the satisfaction (or waiver) of the New Financing Condition, the expected Settlement Date, on which payment of the Purchase Consideration and Accrued Interest Payment is expected to be made, is 25 November 2021.
All Notes repurchased pursuant to the Offers will be cancelled.
Madrid, 23 November 2021.

Neither the Offers, the Tender Offer Memorandum nor this announcement constitute an offer of securities to the public under Regulation (EU) 2017/1129 of the European Parliament and of the Council or a tender offer in Spain under the restated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October and under Royal Decree 1066/2007, of 27 July, all of them as amended, and any regulation issued thereunder. Accordingly, neither the Tender Offer Memorandum nor this announcement has been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
Not for distribution in or into or to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands, any state of the United States and the District of Columbia) (the "United States") or to any U.S. person or into any other jurisdiction where it is unlawful to distribute this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 23, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors